Cadence Design Systems, Inc.

2655 Seely Avenue, Building 5

San Jose, CA 95134

May 30, 2012

CERTAIN INFORMATION IN THIS LETTER HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. CONFIDENTIAL TREATMENT PURSUANT TO 17 C.F.R. § 200.83 HAS BEEN REQUESTED BY CADENCE DESIGN SYSTEMS, INC. WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED BY [***].

Kathleen Collins

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Re:	Letter Dated May 16, 2012 Regarding
the Cadence Design Systems, Inc. (File No. 001-10606)[1]
Form 10-K for the Fiscal Year Ended December 31, 2011
(the “2011 Form 10-K”)

Dear Ms. Collins,

On behalf of Cadence Design Systems, Inc. (the “Company,” “Cadence,” “we” or “our”), this letter responds to your letter dated May 16, 2012 (the “Comment Letter”) regarding the Company’s 2011 Form 10-K. Each of your comments is set forth below, followed by the corresponding response. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter. Each response of the Company is set forth in ordinary type beneath the corresponding comment of the Staff of the Division of Corporation Finance (the “Staff”) from the Comment Letter appearing in bold type.

This letter is being filed with the SEC on EDGAR as correspondence and a complete copy of this letter in paper format is also being forwarded by courier. Please note that this letter omits confidential information included in the unredacted version of the letter that was delivered to the Division of Corporation Finance and that asterisks, as indicated below, denote such omissions.

[1]	Please note that, per an email correspondence sent to the Staff on May 18, 2012, we believe that Cadence’s SEC file number is now 000-15867.

Kathleen Collins

Securities and Exchange Commission

May 30, 2012

Cadence respectfully requests, pursuant to the provisions of 17 C.F.R. § 200.83 (“Rule 83”), that confidential treatment under the Freedom of Information Act (“FOIA”) (5 U.S.C. § 552) be afforded to the redacted portions of Cadence’s responses bearing the confidential treatment request identification code CDNS CTR 5/30/12 (the “Confidential Materials”). The Confidential Materials are marked herein with bracketed asterisks (“[***]”), and the page on which they appear is marked with the confidentiality legends required by Rule 83. Cadence believes that the Confidential Materials contain information which is covered by one or more exemptions in the FOIA, for reasons of business confidentiality. If any person who is not an employee of the SEC, including any other government employee, requests an opportunity to inspect or copy the materials referred to herein, pursuant to the FOIA or otherwise, Cadence requests in accordance with Rule 83 that it be promptly notified of any such request and furnished with a copy of all written materials pertaining to such request, so that it may further substantiate the foregoing request for confidential treatment.

Form 10-K for Fiscal Year Ended December 31, 2011

Item 1. Business

Backlog, page 6

1.	You disclose that total backlog was approximately $1.7 billion at December 31, 2011, and consists of revenue to be recognized in fiscal periods after December 31, 2011. Tell us whether this entire amount is expected to be filled within fiscal 2012. If backlog includes amounts that are not be reasonably expected to be filled within the next fiscal year, please tell us what consideration you gave to disclosing this amount in accordance with Item 101(c)(1)(viii) of Regulation S-K.

We expect approximately $1.0 billion of the $1.7 billion of total backlog that existed at December 31, 2011 to be filled within fiscal 2012. We considered Item 101(c)(1)(viii) of Regulation S-K when we disclosed that “we expect approximately 80% of our fiscal 2012 revenue to come from backlog as of December 31, 2011.” We believed that the aforementioned disclosure provided the material information necessary for an understanding of our backlog. In light of the Staff’s comment, however, in future filings, we will specifically disclose the approximate dollar amount of our total backlog that we expect to be filled within the following fiscal year.

Kathleen Collins	[***] Confidential Treatment Request
Securities and Exchange Commission	Pursuant to 17 CFR § 200.83
May 30, 2012	by Cadence Design Systems, Inc. CTR 5/30/12
Page 3	Page Code Number CDNS CTR 5/30/12-3

Item 1A. Risk Factors

“We depend on a sole supplier for certain hardware components…,” page 18

2.	You disclose that you source certain components for your hardware products from a sole supplier, but it is unclear from this disclosure the extent of your dependence on this sole supplier or the specific type of components it provides. Please tell us what consideration you gave to describing more specifically the components obtained from this sole supplier and to indicating, in quantitative terms if possible, the extent of your dependence on the components and supplier. In addition, we note that you do not appear to have filed as an exhibit to your Form 10-K any supply agreements. Please provide us with your analysis as to how you concluded you are not substantially dependent upon your agreement, if any, with the supplier discussed in this risk factor. See Item 601(b)(10)(ii)(B) of Regulation S-K.

We have one sole supplier that supplies computer chips and another sole supplier that supplies computer boards for certain hardware products. Revenue from the products on which we have some dependence on those sole suppliers accounted for less than [***] of our revenues in fiscal 2011. We considered the appropriate level of detail regarding these components in light of the percentage of revenues derived from these products and determined that we have disclosed the appropriate amount of detail necessary in order to understand the risks associated with investing in our common stock. We analyzed whether to file the agreements with our sole suppliers pursuant to Item 601(b)(10)(ii)(B) and concluded that our business is not substantially dependent on these agreements because they are not continuing contracts to purchase the major part of our requirements of goods or raw materials.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Revenue, page 34

3.	We note in your discussion of revenue beginning on page 36 that you refer to various factors that have impacted revenue without quantifying the impact of each factor. For example, the company experienced a 36% increase in product sales in 2011, and your disclosure indicates that these increases were as a result of several factors, including the Denali acquisition, none of which have been quantified. Tell us how what consideration you gave to quantifying the contribution each factor had on the increase in both product and service revenues. Refer to Section to III.D of SEC Release 33-6835 for guidance.

We considered Section III.D of SEC Release 33-6835 and while we believe that our increase in product revenue during fiscal 2011 was primarily driven by the factors highlighted in our discussion of revenue beginning on page 36 of our Form 10-K, the factors identified with respect to increases in our product revenues are significantly interdependent and overlapping. For example, none of the factors identified with respect to our increase in product revenues can be meaningfully separated from the impact of the overall increase in business levels.

Kathleen Collins

Securities and Exchange Commission

May 30, 2012

Accordingly, we concluded that it was impracticable to quantify the impact of each of those factors separately. With respect to service revenues, we disclosed that the increase was primarily because of cash collections from customers on orders fulfilled in years prior to 2011 for which revenue was recognized in fiscal 2011 upon receipt of cash payment. Such cash collections accounted for approximately 70% of such increase. In future filings, we will separately quantify a factor such as the cash collections from customers on orders fulfilled in prior periods, to the extent it is a material factor for the increase in service revenues that can be quantified. We will also continue to consider in future filings whether it is practicable to separately quantify the contribution of other factors identified with respect to increases in product and service revenues.

Item 11. Executive Compensation (Incorporated by reference from the Definitive Proxy Statement on Schedule 14A filed March 20, 2012)

Compensation Discussion and Analysis

Elements of Executive Compensation

Long-Term Equity Incentive Compensation, page 39

4.	You disclose that the compensation committee determined to award Mr. Tan options potentially exercisable into 800,000 shares of common stock with a grant date fair value of $3,102,000 on February 8, 2011. We are unable to locate, however, a discussion of the specific factors that were considered in making this award or a description of the reasons why the Committee believed the award was appropriate and fit reasonably within your overall compensation objectives. We note in this regard the general discussion in the first paragraph of this section regarding guiding principles for awarding long-term equity awards, as well as the discussion in the second paragraph of how the committee considers peer group compensation in making individual equity grants, but it remains unclear how the specific award amount in this instance was determined. In future filings to the extent applicable, please ensure that you explain in reasonable detail any material changes to the compensation awarded to your named executive officers.

We acknowledge the Staff’s comment and, in future filings, to the extent applicable, we will explain in reasonable detail any material changes to the compensation awarded to our named executive officers.

In connection with responding to the Staff’s comments, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Kathleen Collins

Securities and Exchange Commission

May 30, 2012

As always, the Company is available to discuss further its responses to the Staff’s comments. If you have any questions, please do not hesitate to me at (408) 944-7068.

Very truly yours,

/s/ Geoffrey G. Ribar
Geoffrey G. Ribar
Senior Vice President, Chief Financial Officer
Cadence Design Systems, Inc.

cc:	James J. Cowie, Cadence Design Systems, Inc.
Stewart McDowell, Gibson, Dunn & Crutcher LLP
Megan Akst, Staff Accountant, Securities and Exchange Commission
Christine Davis, Assistant Chief Accountant, Securities and Exchange Commission